Exhibit 99.97

PRESS RELEASE
Aya Gold & Silver Announces Commencement of Boumadine Feasibility Study and Accelerates Project Development
Notice of Q4-2025 and Full Year 2025 Financial Release Date

Montreal, Quebec, March 12, 2026 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce the commencement of a work program designed to support a Feasibility-level Study (“FS”) for the Boumadine Project (“Boumadine”), representing the next key milestone in advancing the Boumadine polymetallic project in the Kingdom of Morocco. This follows the positive Preliminary Economic Assessment (“PEA”) announced on November 4, 2025, and the related technical report filed on December 18, 2025.
The feasibility-level work program is intended to optimize project design and refine capital and operating cost estimates. In addition to internal resources, the program is being advanced by a multidisciplinary team of Qualified Persons from established engineering and technical firms, including Lycopodium Minerals Canada (“Lycopodium”), SRK Consulting (UK) Limited (“SRK”), SGS Canada Inc. (“SGS”), Epoch Resources (Pty) Ltd (“Epoch”) and SLR Consulting France SAS (“SLR”), which have been retained by the Corporation. Discussions are ongoing with additional expert firms to support other workstreams.
“We are accelerating development at Boumadine as it enters the feasibility stage,” said Benoit La Salle, President & CEO. “With the mining permit in place, we are advancing multiple workstreams in parallel to fast-track the next phase of development while maintaining the highest technical standards, supported by leading engineering firms and specialists. In parallel, ten drill rigs are advancing an aggressive infill program, with nearly 20% of our 2026 drilling objective already completed.”
This next phase of analysis and review will build upon the development concept outlined in the 2025 PEA. Boumadine is a district-scale project combining open-pit and underground mining with a conventional flotation plant designed to produce separate zinc, lead and pyrite concentrates. Project revenues are largely driven by precious metals, with an estimated contribution of approximately 61% gold, 21% silver, 13% zinc and 5% lead. The 2025 PEA outlined a potential scalable 11-year mine plan, which the FS is intended to further optimize and de-risk. As part of our ongoing studies, and with potential resource growth, the Corporation will evaluate options that may support higher plant throughput.
The following provides an update on advancement on key workstreams. Based on the current work plan, the Corporation is planning to complete the FS by H2-2027.

Feasibility-Study Update
Infill Drilling
Approximately 38,000 metres (“m”) have been completed to date as part of the Corporation’s 360,000 m infill drilling campaign (as of March 10, 2026), which includes a targeted 180,000 m objective for the current year. The program supports mineral resource conversion and provides the geological confidence required for reserve estimation as part of the FS. Drilling includes infill work to convert inferred resources to indicated, alongside targeted step-out drilling to expand mineralization across the Main, Tizi and Imariren trends, all of which remain open in all directions. Supporting technical programs — including detailed geological mapping, core scanning and metallurgical sampling — are advancing in parallel to further refine the resource model and advance mine planning. Core scanning will also be used to analyze the presence of additional metals that are not typically assayed systematically, such as antimony, cobalt, and tin.
Mineral Resource Estimate
An updated technical report is targeted for the second half of 2026 and is expected to incorporate an updated mineral resource estimate (“MRE”) informed by the 2025–2026 drilling program. SRK has been selected to update the MRE.
Metallurgical Testwork
SGS is retained to lead the metallurgical testwork program. The ongoing program is designed to further optimize process parameters, define variability within the deposit and support final process design criteria. Results will inform FS engineering, plant configuration and concentrate specifications.
Process Engineering
Lycopodium is retained to lead process engineering and plant design studies for Boumadine. Process engineering work includes flowsheet optimization, equipment sizing, trade-off studies, site layout and preparation of feasibility-level capital and operating cost estimates, building on the configuration outlined in the PEA.
Geotechnical Studies
RockEng Inc. (“RockEng”) is retained to advance feasibility-level investigations supporting both open-pit and underground mine design. The program will include geotechnical drilling, structural mapping, laboratory testing and rock mass characterization to refine pit slope parameters across the six planned open pits and to confirm ground support and stope design criteria for the North, Central and South underground zones. This work should further de-risk mine design assumptions and optimize long-term stability.
ESIA
SLR is retained to lead the Environmental and Social Impact Assessment (“ESIA”) process. The ESIA work completed to date forms the foundation for the detailed assessment being advanced in parallel with the FS. Ongoing baseline activities include environmental monitoring and seasonal field campaigns, including bird surveys, to inform impact assessment, mitigation planning and regulatory submissions.

Hydrogeology
Capion Consulting (“Capion”) in collaboration with SLR, is retained to conduct hydrogeological investigations in support of the FS. Work in progress includes groundwater characterization, aquifer testing and modelling to assess dewatering requirements, potential operational impacts and long-term water management strategies, including interaction with the TSF.
Water Supply
Aya has retained Groupement des Consultants et Ingenieurs du Maroc (“GCIM”) to advance water supply studies. Water sourcing is expected to include a combination of nearby municipal supply and local water wells, with treated city wastewater from regional treatment plants to be pumped to site for use in mineral processing. Several water dams are present in the region, and assessment has begun for the potential addition of a pipeline connection to one of these dams as a secondary supply source. Surface water assessments and hydrological studies are advancing to further define sustainable supply capacity and long-term water management requirements.
TSF
Aya is advancing feasibility-level engineering of the Tailings Storage Facility (“TSF”) and has selected Epoch to begin this work by doing a site-and-technology selection study based on Global Industry Standard on Tailings Management (“GISTM”) standards. As part of the 2025 PEA, the TSF has been designed as a fully lined valley-storage facility with downstream phased construction in accordance with the GISTM standards and is expected to accommodate approximately 18.5 million tones (“Mt”) of flotation tailings over the life of mine. The phased design supports optimized capital deployment, operational flexibility and process water reclaim to reduce freshwater consumption. Ongoing studies will further refine the design as part of the FS.
Access Road and Infrastructure
Aya has initiated a bid process for detailed engineering of site access roads and supporting surface infrastructure. Work will refine road alignment, construction requirements and capital estimates in preparation for potential concentrate transport by road to port facilities. In parallel, the advancement of electrical infrastructure planning — including the proposed transmission line and substation connection — will support reliable grid power supply for the Project.
Roaster Optionality
Hatch Ltd. (“Hatch”) is retained to evaluate the optionality of a roaster facility for further treatment of the pyrite concentrate, and to review metallurgical testwork for pyrite oxidative treatment as part of ongoing project optimization studies. Additional testwork will be performed in 2026 to optimize the circuit design.

Technical Report
The complete NI 43-101 Technical Report pertaining to the PEA was filed on December 18, 2025 and is available on Aya's website and on SEDAR+ (www.sedarplus.ca).
The PEA is preliminary in nature, and it includes inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and, as such, there is no certainty that the PEA results will be realized.
Q4-2025 Earnings Notice
Aya will release its fourth-quarter and full-year 2025 results on Tuesday, March 31, 2026 before market opens. Management will host a conference call on the same day at 10 a.m. Eastern Time to discuss the Corporation’s financial and operational results.
Participants may join the conference call via webcast or by dialing-in as follows: https://edge.media-server.com/mmc/p/qs9262uf
Webcast link: Instructions for obtaining conference call dial-in numbers:
1.Click on the following call link and complete the online registration form
https://register-conf.media-server.com/register/BId539ee66fcc640f9bc13771002b5fab5
2.Upon registering you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.
3.Select a method for joining the call: a) Dial-In: A dial in number and unique PIN are displayed to connect directly from your phone; or b) Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.
The webcast replay will be archived and will be available for replay following the live call. Presentation slides that will accompany the conference call will also be posted on Aya’s website.
Qualified Person
The scientific and technical information contained in this press release have been reviewed and approved by David Lalonde, B. Sc, P. Geo, Vice-President Exploration of Aya, and Raphaël Beaudoin, P.Eng, Vice-President, Operations of Aya, both “Qualified Persons” as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Corporation has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas Fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.

Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its newly expanded processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a substantial mineral resource, an extensive mineralized footprint, and significant potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO Benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya Gold & Silver Inc.’s (the “Corporation”) future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release. All statements, other than statements of historical fact included in this press release, regarding the Corporation’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, “goal”, “intend”, “objective”, “plan”, “potential”, “strategy”, “target”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward looking statements in this press release include, but are not limited to, statements and information with respect to the anticipated development, advancement, and growth of the Boumadine project; the expected completion of an updated MRE in 2026 and a FS in 2027, including the scope, timing, and anticipated outcomes thereof; the various ongoing and planned workstreams undertaken in connection with the foregoing objectives; and the anticipated results, benefits, and other consequences arising from or related to such activities and workstreams.
Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Corporation’s forward looking information is based include, without limitation, the Corporation’s ability to timely receive any requisite approvals, permits or licences; the Corporation’s ability to import goods and machinery without material delay, restriction, or additional cost, including as a result of changes in trade policies, tariffs, or customs regulations; the Corporation’s ability to engage and retain all necessary personnel in order to operate its business properly and without interruption; the accuracy and reliability of estimates, projections, forecasts, studies and assessments, including the mineral reserve and mineral resource estimates (including, but not limited to, ore tonnage and ore grade estimates) prepared in accordance with NI 43-101; the accuracy and completeness of the information available to the Corporation in connection with the Boumadine project, including geological, hydrological, metallurgical, and geotechnical data; the Corporation’s ability to meet or achieve estimates, projections and forecasts, including those relating to the updated MRE and FS; assumptions regarding development and exploration activities, including the availability and suitability of equipment, contractors, and infrastructure; the timing, extent, duration and economic viability of development and exploration activities; the price of silver, gold and of base metals and other commodities relevant to the Corporation's operations; exchange rates; taxation levels; fuel and energy costs; future economic conditions, including the absence of any material adverse change in general economic, market, or business conditions; the Corporation’s ability to meet current and future obligations; the Corporation’s ability to obtain timely financing on reasonable terms when required; anticipated future estimates of free cash flow; estimated future production; the current and future social, economic and political conditions and environment in which the Corporation operates; and other assumptions and factors generally associated with the mining industry.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing the Corporation’s business, any of which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and growth prospects. Some of the risks the Corporation faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including, but not limited to, (1) there being no significant disruptions affecting the operations of the Corporation whether due to artisanal miners, access to water, extreme weather events and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Project being consistent with the Corporation’s expectations; (3) political and legal developments in the Kingdom of Morocco being consistent with its current expectations; (4) the exchange rate between the U.S. dollar and the Moroccan Dirham being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, process reagents, fuel oil, electricity and other key supplies being approximately consistent with current levels, including the absence of material supply chain disruptions or inflationary pressures that could increase costs beyond budgeted levels; (7) production and cost of sales forecasts meeting expectations; (8) the accuracy of the current mineral resource estimates of the Corporation and the assumptions underlying such estimates with respect to geology, grade continuity, metallurgical recovery, and geotechnical conditions; (9) labour and materials costs increasing on a basis consistent with the Corporation’s current expectations; and (10) asset impairment (or reversal) potential, being consistent with the Corporation’s current expectations.
In addition, readers are directed to carefully review the detailed risk discussion in the Corporation’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31,

2024, filed on SEDAR+, for a fuller understanding of the risks and uncertainties that affect the Corporation’s business and operations.
Although the Corporation believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Corporation’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Corporation qualifies all of its forward-looking statements by these cautionary statements.
Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.